Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of Alliance Resource Partners, L.P. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of calculating earnings per unit in 2009 and retrospectively applied to the 2008 and 2007 periods) and the effectiveness of Alliance Resource Partners, L.P.’s internal control over financial reporting dated February 26, 2010, appearing in the Annual Report on Form 10-K of Alliance Resource Partners, L.P. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Tulsa, Oklahoma

March 3, 2010